SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of December 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                      RYANAIR SEAT SALE A MASSIVE 50% OFF
                               OUR LOWEST FARES!

                       FROM THE UK AND IRELAND TO EUROPE

Ryanair, Europe's No. 1 low fares airline, today (Friday, 3rd December 2004) announced 50% off its lowest fares on a whole range of fantastic destinations from the UK and Ireland to Europe. These fares are available for booking on www.ryanair.com until midnight Monday the 6th of December 2004.

Announcing the sale today, Ryanair's Head of Sales & Marketing for Europe, Sinead Finn said:

        "The cheapest airfares in Europe are getting even cheaper now that we are slashing 50% off our lowest fares! And with Ryanair's extensive route network from the UK and Ireland the choices are endless! Fancy a romantic break in Paris? A trip to Hamburg or Stockholm? A spot of shopping in Milan or Rome? With Ryanair's 50% off our lowest fares you'll have more money in your pocket for whatever you are into!

        "With fares starting from just GBP0.69* you'd be half mad to miss out!
         So get online and get booking at www.ryanair.com!


*One Way Exclusive of taxes & charges

50% off fare offer details:

Booking Period:              Today - midnight Mon 6th Dec

Travel Period:               10th Dec - 10th Feb 05

Advance Purchase:            7 Days

Blackout Period:             16th Dec - 5th Jan 05

Terms and conditions apply see www.ryanair.com for details

Ends.                          Friday, 3rd December 2004

For further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  03 December 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director